Request for Withdrawal


                           CENTRAL FREIGHT LINES, INC.
                              5601 West Waco Drive
                             Waco, Texas 76702-2638

                                February 4, 2003


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Mr. Max A. Webb

Re:  Registration Statement on Form S-1

Registration No. 333-77947

Ladies and Gentlemen:

     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), Central Freight Lines, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-1, file number 333-77947 (the "Registration Statement"). Please note that the Registration Statement has not yet been declared effective, and that no shares of the Registrant's Class A Common Stock, par value $0.001 per share, have been offered or sold pursuant to the Registration Statement. The Company has elected to withdraw in lieu of amending the Registration Statement. The Company intends to file a new Registration Statement with the Commission shortly.

     The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements. Should you have any questions or require additional information, please call Mark Scudder of Scudder Law Firm, P.C., L.L.O at (402) 435-3223.

                           Very truly yours,

                           CENTRAL FREIGHT LINES, INC.


                           By:   /s/ Jeffrey A. Hale
                              ----------------------------
                           Name:  Jeffrey A. Hale
                           Title: Vice President-Finance and Chief Financial
                                  Officer